

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2024

Perry A. Sook
Chief Executive Officer
NEXSTAR MEDIA GROUP, INC.
545 E. John Carpenter Freeway
Suite 700
Irving, Texas 75062

>   **Re: NEXSTAR MEDIA GROUP, INC.**
>   **Form 10-K for the fiscal year ended December 31, 2023**
>   **Filed February 28, 2024**
>   **Form 8-K**
>   **Filed February 28, 2024**
>   **File No. 000-50478**

Dear Perry A. Sook:

    We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

    Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this letter, we may have additional comments.

Form 8-K filed February 28, 2024

Definitions and Disclosures Regarding non-GAAP Financial Information, page 4

1. In addition to consolidated amounts, we note the separate presentation of Non-GAAP measures for Nexstar, Ex-The CW and The CW. We also note that management believes this presentation is useful "as an indicator of our assets' operating performance as we are undertaking initiatives to improve the profitability of The CW." As The CW is presented as part of your consolidated GAAP-basis financial statements, please explain your basis for presenting non-GAAP information on an unconsolidated basis.

Reconciliation of Adjusted EBITDA (Non-GAAP Measure), page 8

2. We note that you consider Adjusted EBITDA to be an indicator of your assets' operating

performance and a measure of your ability to service debt. We also note that Adjusted EBITDA is used by management to identify the cash available for strategic acquisitions and investments, maintain capital assets and fund ongoing operations and working capital needs. Please clarify whether Adjusted EBITDA along with Adjusted EBITDA before transaction, one-time and other non-cash items, and Adjusted EBITDA before non-cash and other items are Non-GAAP performance or liquidity measures. Help us better understand why you appear to be making cash-based adjustments to non-GAAP measures that are reconciled to GAAP net income/(loss). We refer you to Item 10(e)(1)(i) of Regulation S-K, Regulation G, and Question 100.04 in the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

3. Please tell us about the amounts that make up the adjustment for Transaction and other one-time expenses. Tell us why the adjustment for Distributions from equity method investments excludes the distribution received from your investment in TV Food Network LLC.

4. You state that the columns including The CW do not adjust for amortization of broadcast rights and payments for broadcast rights and that these licenses are typically only on a season-by-season basis. Please explain why The CW does not adjust for these timing differences in greater detail.

5. We note that you present Adjusted EBITDA margins as Adjusted EBITDA as a percentage of net revenue. Please present with equal or greater prominence the comparable margins computed on a GAAP basis wherever these non-GAAP margins are presented. We refer you to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 in the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Reconciliation of Free Cash Flow (Non-GAAP Measure), page 10

6. We note from your disclosure and your response dated June 15, 2017 that you consider Free Cash Flow to be an indicator of your assets' operating performance. Please tell us how you determined that the labels used for the non-GAAP measures Free Cash Flow, Free Cash Flow before transaction, one-time and other non-cash items, Free Cash Flow before non-cash and other items, and Attributable Free Cash Flow reflect their nature. In addition, help us better understand why you appear to be making cash-based adjustments to measures that are reconciled to GAAP net income/(loss). We refer you to Item 10(e)(1)(i) of Regulation S-K, Regulation G, and Questions 100.05 and 102.07 in the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-551-3488 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology